

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 4, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. David C. Sylvester
Chief Financial Officer
Steelcase Inc.
901 44th Street SE
Grand Rapids, MI 49508

      Re: **Steelcase Inc.**
              Form 10-K for Fiscal Year Ended February 27, 2015
              Filed April 16, 2015
              File No. 1-13873

Dear Mr. Sylvester:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ W. John Cash

                                     W. John Cash
                                     Branch Chief
                                     Office of Manufacturing and
                                     Construction